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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 26 2004

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Agency Trading Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

:35 East Lake Street
(No. and Street)

Nayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Hughes **(952) 476-9500**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

22 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

OATH OR AFFIRMATION

I, Patrick Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agency Trading Group, Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER PIKE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2008

Jennifer Pike
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Auditors report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGENCY TRADING GROUP, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2003

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

AGENCY TRADING GROUP, INC.

We have audited the accompanying statement of financial condition for Agency Trading Group, Inc. as of December 31, 2003, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Agency Trading Group, Inc. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 16, 2004

AGENCY TRADING GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

	2003
ASSETS	
Cash and cash equivalents	$ 409,989
Accounts receivable	9,421
Commissions receivable	409,917
Related party receivable	45,541
Clearing deposit	200,000
Prepaid expenses and deposits	49,583
Property, plant and equipment, at cost, less accumulated depreciation	197,318
TOTAL ASSETS	$ 1,321,769
LIABILITIES	
Accounts payable and accrued expenses	$ 99,809
TOTAL LIABILITIES	99,809
STOCKHOLDER'S EQUITY	
CAPITAL CONTRIBUTED	
Common stock, par value $.01, authorized 100 shares, issued and outstanding 100 shares	1
Additional paid-in capital	1,090,999
TOTAL CAPITAL CONTRIBUTED	1,091,000
RETAINED EARNINGS	130,960
TOTAL STOCKHOLDER'S EQUITY	1,221,960
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,321,769

See Notes to Financial Statements

AGENCY TRADING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Agency Trading Group, Inc. (the Company) is a wholly owned subsidiary of Agency Trading Group Holdings, Inc. whose sole operation consists of the operations of the Company. The Company is an NASD member firm broker/dealer for the purpose of earning referral revenue from another NASD member firm, National Financial Services, Inc. (National)

The Company is principally engaged in providing security brokerage services to institutional investors. The Company serves customers throughout the United States but its customers are primarily concentrated in the upper Midwest. The Company changed its ownership effective June 5, 2003 and commenced services to institutional investors on September 23, 2003.

Customer's accounts and records are maintained by National which operates on a fully disclosed basis.

A summary of the Company's significant accounting policies follows:

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income recognition on securities transactions:

Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally the one business day following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Receivables and credit policies:

Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the month end close of business. Employee receivables principally consist of a non-interest bearing loans due in six months. An employee receivable is considered delinquent if not paid on its maturity date. At that time, the note is placed on delinquency status.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivables balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

AGENCY TRADING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Subchapter "S" election:

The stockholders and the Company elected to be taxed in accordance with provisions of Subchapter "S" of the Internal Revenue Code. Therefore, no provision for income taxes has been reflected in the financial statements.

Cash equivalents:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property and equipment:

Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Depreciation:

Depreciation of property and equipment is computed under straight-line methods over estimated useful lives as follows:

	Years
Office equipment	7
Office furniture and fixtures	7
Computer equipment	5

Depreciation expense was $13,611 for the year ended December 31, 2003.

Note 2. Related Party Transactions

Receivable is due from an officer, stockholder and resulted from an advance made for income taxes on the Company's S corporation earnings. The $45,541 receivable due from this officer was repaid in January 2003.

AGENCY TRADING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3. Receivable from Clearing Organization

The receivable from the clearing organization consists of the following:

	2003
Commissions receivable	$ 409,917
Clearing deposits	200,000
Total	**$ 609,917**

Note 4. Property and Equipment

The following is a summary of property and equipment:

	2003
Office equipment	$ 144,606
Office furniture and fixtures	13,879
Computer equipment	52,444
	210,929
Less accumulation depreciation	13,611
Total property and equipment	**$ 197,318**

Note 4. Stockholder's Equity

During the period ended December 31, the Company's Parent, Agency Trading Group Holdings, Inc. contributed $913,000 of equity capital.

Note 5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, and settlement of customer securities. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with clearing firms that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firms for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally one business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material. The Company's customer securities activities are transacted on a cash basis. The Company does not normally carry securities either for inventory or investment purposes

Note 6. *Customer Transactions*

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

Note 7. Contingencies

A Statement of Claim has been filed with the National Association of Securities Dealer's, Inc. ("NASD") against Agency Trading Group, Inc. and its president by Navillus Securities, Inc (Navillus). The president of Agency Trading Group, Inc. a former employee of Navillus resigned and formed Agency Trading Group, Inc. Navillus alleges numerous claims arising from the president's prior employment and is seeking damages in excess of $5,000,000 per year.

This matter is in arbitration, currently pending before the NASD, and the discovery phase has commenced. The Company believes the claims are without merit and intends to defend against the claims brought by Navillus and to vigorously pursue counterclaims. The Company is not able to predict the outcome of this claim nor can the Company reasonably estimate a range of the possible loss given the current status of arbitration.

Note 8. Commitments

The Company is obligated under operating leases to its officer for office space and computer equipment. The month-to-month lease agreements provide for monthly rental payments of $8,000 and $6,353 for the two leases, respectively. Aggregate payments under these leases amount to $14,353 per month. Total rent expense for the year was $88,200.

Note 9. Major Customers

The Company has three customers whose revenues each exceed 10% of total revenue in 2003.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2003, the Company had net capital and net capital requirements of $920,097 and $100,000, respectively.

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

AGENCY TRADING GROUP, INC.

We have audited the financial statements of Agency Trading Group, Inc. for the year ended December 31, 2003, and have issued our report thereon dated February 16, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Agency Trading Group, Inc. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Myer Hoffman McCann P.C.

Minneapolis, Minnesota
February 16, 2004